GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400    FACSIMILE: (650) 321-2800

June 26, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Jay Ingram

Re:	Data Domain, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-141716

Dear Ms. Jacobs and Mr. Ingram:

On behalf of Data Domain, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is one conformed copy of Amendment No. 6 to the Company’s Registration Statement on Form S-1 (File No. 333-141716) (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

If you should have any questions or require additional information, please contact me at (650) 463-5273.

Sincerely,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David W. Kling
David W. Kling

Attachment

cc:	Tamara Tangen (Securities and Exchange Commission)
Jason Niethamer (Securities and Exchange Commission)
Frank Slootman (Data Domain, Inc.)
Michael P. Scarpelli (Data Domain, Inc.)
Robert G. Specker (Data Domain, Inc.)
Robert V. Gunderson, Jr. (Gunderson Dettmer)
John L. Savva (Sullivan & Cromwell)
Rick Fezell (Ernst & Young LLP)
Robert A. Browne (Ernst & Young LLP)